FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice Regarding Change in Specified Subsidiary

2.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 30, 2026	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Exhibit 1

Notice Regarding Change in Specified Subsidiary

Tokyo, January 30, 2026—Nomura Holdings, Inc. (Nomura) today announced that Delaware Management Company (DMC) has become a “specified subsidiary” (tokutei kogaisha) of Nomura.

1.	Reason for change

As announced on April 22, 2025 and December 1, 2025, Nomura has completed the acquisition of all shares of Macquarie Group Limited’s U.S. and European public asset management business (the “Acquired Business”). As the share capital of DMC, which forms part of the Acquired Business, is now at least 10 percent of Nomura’s capital, DMC has become a specified subsidiary of Nomura.

2.	Overview of the subsidiary (DMC) subject to change

(1)	Name	Delaware Management Company

(2)	Location	1100 North Market Street, Wilmington, DE, 19890, U.S.A.

(3)	Name of representative	Shawn K. Lytle

(4)	Description of business	Investment management and advisory service

(5)	Share capital	USD 590 million

(6)	Date of establishment	September 16, 1996

(7)	Major shareholders and ownership ratios	Macquarie Management Holdings, Inc. 66% Ivy Investment Management Company 34%

(8)	Relationships between Nomura and DMC	Capital relationship	None
		Personnel relationship	None
		Business relationship	None

(9)	Consolidated operating results and consolidated financial position of DMC for the last three years

	Fiscal year ended	March 31, 2023	March 31, 2024	March 31, 2025

Consolidated net assets		USD 725 million	USD 764 million	USD 780 million

Consolidated total assets		USD 999 million	USD 1,073 million	USD 1,069 million

Consolidated net assets per share		USD 7 million	USD 8 million	USD 8 million

Consolidated net sales		USD 712 million	USD 641 million	USD 642 million

Consolidated operating profit		USD 140 million	USD 86 million	USD 158 million

Consolidated ordinary profit		USD 140 million	USD 86 million	USD 158 million

Profit attributable to owners of parent		USD 92 million	USD 58 million	USD 123 million

Consolidated earnings per share		USD 916,997	USD 576,099	USD 1,231,882

Dividend per share		USD 1,705,000	—	USD 900,000

3.	Number of shares acquired and shareholding before and after acquisition

(1)	Number of shares held before the change	0 shares
(2)	Number of shares acquired	Class A 66 shares Class B 34 shares (Number of voting rights: 330)
(3)	Number of shares held after the change	Class A 66 shares Class B 34 shares (Number of voting rights: 330) (Ratio of voting rights held: 100.0%)

4.	Date

(1)	Effective date of change	December 1, 2025

5.	Future outlook

As a result of the share acquisition, DMC has become a subsidiary of Nomura. Accordingly, DMC’s consolidated results will be reflected in Nomura’s consolidated results for the third quarter of the fiscal year ending March 2026.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Exhibit 2

[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on January 30, 2026]

1. Reason for Submission

On December 1, 2025, we completed the acquisition of all shares of Macquarie Management Holdings, Inc. Because Delaware Management Company (“DMC”), a subsidiary of that company, was qualified as the Specified Subsidiary (Tokutei Kogaisha) of the Company, we are submitting this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 3 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

2. Matters Reported

(1) Name, Location, Name of representative, Share capital and Description of business of the Specified Subsidiary relevant to the change

	Name: Delaware Management Company
	Location: 1100 North Market Street, Wilmington, DE, 19890, U.S.A.
	Name of representative: Shawn K. Lytle
	Share capital: USD 590 million
	Description of business: Investment management and advisory service

(2) Number and total percentage of the voting rights held by the Company before and after change

	Number of Voting Rights Held

Prior to change:	- units (Indirect ownership: - units)
After change:	330 units (Indirect ownership: 330 units)

	Percentage of Holdings

Prior to change:	- % (Indirect ownership: - %)
After change:	100.0% (Indirect ownership: 100.0%)

(3) Reasons for and date of change

	Reasons for Change

Through the acquisition of shares of Macquarie Management Holdings, Inc., Delaware Management Company became the subsidiary of the Company, and the share capital of that company amounted to at least 10% of the Company’s capital.

	Date of Change

December 1, 2025